Registration No.  333-33520
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 423

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on April 12, 2000 at 2:00 p.m. pursuant to Rule 487.


                ________________________________

            AMERICA'S LEADING BRANDS SELECT PORTFOLIO SERIES
                  LIFE SCIENCES SELECT PORTFOLIO SERIES
             REGIONAL BANK & THRIFT SELECT PORTFOLIO SERIES
              AMERICA'S LEADING BRANDS PORTFOLIO, SERIES 7
                     LIFE SCIENCES PORTFOLIO SERIES
               REGIONAL BANK & THRIFT PORTFOLIO, SERIES 3

                                 FT 423

FT 423 is a series of a unit investment trust, the FT Series. FT 423 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is April 12, 2000

                     Table of Contents

Summary of Essential Information                         3
Fee Table                                                5
Report of Independent Auditors                           6
Statements of Net Assets                                 7
Schedules of Investments                                 9
The FT Series                                           16
Portfolios                                              17
Risk Factors                                            19
Public Offering                                         20
Distribution of Units                                   23
The Sponsor's Profits                                   24
The Secondary Market                                    24
How We Purchase Units                                   24
Expenses and Charges                                    24
Tax Status                                              25
Retirement Plans                                        26
Rights of Unit Holders                                  26
Income and Capital Distributions                        27
Redeeming Your Units                                    28
Removing Securities from a Trust                        29
Amending or Terminating the Indenture                   30
Information on the Sponsor, Trustee and Evaluator       30
Other Information                                       31

                      Summary of Essential Information

                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                            America's                         Regional Bank
                                                                            Leading Brands   Life Sciences    & Thrift
                                                                            Select Portfolio Select Portfolio Select Portfolio
                                                                            Series           Series           Series
                                                                            ____________     __________       ________________
Initial Number of Units (1)                                                     15,086           15,037           15,006
Fractional Undivided Interest
    in the Trust per Unit (1)                                                 1/15,086         1/15,037         1/15,006
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                                         $    9.900       $    9.900       $    9.900
    Maximum Sales Charge of
      3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)                        $     .325       $     .325       $     .325
    Less Deferred Sales Charge per Unit                                     $    (.225)      $    (.225)      $    (.225)
Public Offering Price per Unit (4)                                          $   10.000       $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $    9.675       $    9.675       $    9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)                          $    9.675       $    9.675       $    9.675
Cash CUSIP Number                                                           30265M 165       30265M 199       30265M 223
Reinvestment CUSIP Number                                                   30265M 173       30265M 207       30265M 231
Wrap CUSIP Number                                                           30265M 181       30265M 215       30265M 249
Security Code                                                                    58577            58580            58583

First Settlement Date                       April 17, 2000
Mandatory Termination Date (6)              October 12, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 4.

                       Summary of Essential Information

                                 FT 423


At the Opening of Business on the Initial Date of Deposit-April 12, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                        America's                             Regional Bank
                                                                        Leading Brands    Life Sciences       & Thrift
                                                                        Portfolio         Portfolio           Portfolio
                                                                        Series 7          Series              Series 3
                                                                        ___________       ___________         _____________
Initial Number of Units (1)                                                 15,086            15,037              15,006
Fractional Undivided Interest in the Trust per Unit (1)                   1/15,086          1/15,037            1/15,006
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900          $    9.900
   Maximum Sales Charge of
       4.50% of the Public Offering Price per Unit (4.545% of the
       net amount invested, exclusive of the deferred sales charge) (3) $     .450        $     .450          $     .450
   Less Deferred Sales Charge per Unit                                  $    (.350)       $    (.350)         $    (.350)
Public Offering Price per Unit (4)                                      $   10.000        $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                         $    9.550        $    9.550          $    9.550
Redemption Price per Unit (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                        $    9.550        $    9.550          $    9.550
Cash CUSIP Number                                                       30265M 256        30265M 280          30265M 314
Reinvestment CUSIP Number                                               30265M 264        30265M 298          30265M 322
Wrap CUSIP Number                                                       30265M 272        30265M 306          30265M 330
Security Code                                                                58586             58589               58592

First Settlement Date                  April 17, 2000
Mandatory Termination Date (6)         April 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Select Portfolio Series    Portfolio Series
                                                                               _______________________    ______________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ________
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.50%       $.450
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.50%(b)     .350


Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                   .260%(c)    $.0260      .225%(c)    $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .081%       $.0080      .100%       $.0098
Creation and development fee                                                   .250%(d)     .0248      .250%(d)     .0245
Trustee's fee and other operating expenses                                     .118%(e)     .0117      .152%(e)     .0149
                                                                               ______      ______      ______      ______
Total                                                                          .449%       $.0445      .502%       $.0492
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                 1 Year   18 Months (f) 3 Years   5 Years
                                 ______   __________    _______   _______
Select Portfolio Series          $396     $419          $ -       $ -
Portfolio Series                  523      N.A.          625       737

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% for each Select Portfolio Series and 4.50% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing November 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than
 .75% for each Select Portfolio Series or more than 2.75% for each Portfolio Series of a Unit holder's initial investment.

(e) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trusts' registration statements, but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                      Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 423


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 423, comprised of the America's Leading Brands Select Portfolio Series; Life Sciences Select Portfolio Series; Regional Bank & Thrift Select Portfolio Series; America's Leading Brands Portfolio, Series 7; Life Sciences Portfolio Series; and Regional Bank & Thrift Portfolio, Series 3, as of the opening of business on April 12, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on April 12, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 423, comprised of the America's Leading Brands Select Portfolio Series; Life Sciences Select Portfolio Series; Regional Bank & Thrift Select Portfolio Series; America's Leading Brands Portfolio, Series 7; Life Sciences Portfolio Series; and Regional Bank & Thrift Portfolio, Series 3, at the opening of business on April 12, 2000 in conformity with accounting principles generally accepted in the United States.


                                              ERNST & YOUNG LLP


Chicago, Illinois
April 12, 2000

                           Statements of Net Assets

                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                      America's                             Regional Bank
                                                                      Leading Brands    Life Sciences       & Thrift
                                                                      Select Portfolio  Select Portfolio    Select Portfolio
                                                                      Series            Series              Series
                                                                      __________        ____________        ________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                    $149,350          $148,873            $148,561
Less liability for reimbursement to Sponsor
     for organization costs (3)                                           (392)             (391)               (390)
Less liability for deferred sales charge (4)                            (3,394)           (3,383)             (3,376)
                                                                      ________          ________            ________
Net assets                                                            $145,564          $145,099            $144,795
                                                                      ========          ========            ========
Units outstanding                                                       15,086            15,037              15,006

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $150,859          $150,377            $150,062
Less maximum sales charge (5)                                           (4,903)           (4,887)             (4,877)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                           (392)             (391)               (390)
                                                                      ________          ________            ________
Net assets                                                            $145,564          $145,099            $144,795
                                                                      ========          ========            ========

______________

See "Notes to Statements of Net Assets" on page 8.

                          Statements of Net Assets

                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                          America's                           Regional Bank
                                                                          Leading Brands      Life Sciences   & Thrift
                                                                          Portfolio           Portfolio       Portfolio
                                                                          Series 7            Series          Series 3
                                                                          ___________         _________        ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                        $149,350            $148,873         $148,561
Less liability for reimbursement to Sponsor for organization costs (3)        (339)               (338)            (338)
Less liability for deferred sales charge (4)                                (5,280)             (5,263)          (5,252)
                                                                          ________            ________         ________
Net assets                                                                $143,731            $143,272         $142,971
                                                                          ========            ========         ========
Units outstanding                                                           15,086              15,037           15,006

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                     $150,859            $150,377         $150,062
Less maximum sales charge (5)                                               (6,789)             (6,767)          (6,753)
Less estimated reimbursement to Sponsor for organization costs (3)            (339)               (338)            (338)
                                                                          ________            ________         ________
Net assets                                                                $143,731            $143,272         $142,971
                                                                          ========            ========         ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 423, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Select Portfolio Series, or $.350 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on November 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2001. If you redeem your Units before March 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                     Schedule of Investments

            America's Leading Brands Select Portfolio Series
                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
              Apparel/Retail
              ______________
137           GPS        The Gap, Inc.                                              4%              $ 43.500     $  5,960
190           JNY        Jones Apparel Group, Inc.                                  4%                31.063        5,902

              Beverages
              _________
 87           BUD        Anheuser-Busch Companies, Inc.                             4%                69.000        6,003
163           PEP        PepsiCo, Inc.                                              4%                37.063        6,041

              Entertainment
              _____________
141           DIS        The Walt Disney Company                                    4%                42.500        5,993

              Food
              ____
126           BFO        Bestfoods                                                  4%                47.750        6,017
159           HNZ        H.J. Heinz Company                                         4%                37.250        5,923
124           HSY        Hershey Foods Corporation                                  4%                47.938        5,944
200           KBL        Keebler Foods Company                                      4%                29.688        5,938
346           SLE        Sara Lee Corporation                                       4%                17.000        5,882

              Household Products
              __________________
161           CLX        The Clorox Company                                         4%                37.313        6,007
 95           CL         Colgate-Palmolive Company                                  4%                62.625        5,949
102           KMB        Kimberly-Clark Corporation                                 4%                57.563        5,872
 90           PG         Procter & Gamble Company                                   4%                66.438        5,979

              Pharmaceuticals
              _______________
 93           BMY        Bristol-Myers Squibb Company                               4%                64.250        5,975
 77           JNJ        Johnson & Johnson                                          4%                78.250        6,025
149           PFE        Pfizer Inc.                                                4%                40.000        5,960
146           SGP        Schering-Plough Corporation                                4%                41.938        6,123

              Recreation
              __________
239           CCL        Carnival Corporation                                       4%                24.813        5,930
139           HDI        Harley-Davidson, Inc.                                      4%                43.688        6,073

              Restaurants
              ___________
159           MCD        McDonald's Corporation                                     4%                37.688        5,992
157           SBUX       Starbucks Corporation                                      4%                37.938        5,956

              Technology
              __________
108           DELL       Dell Computer Corporation                                  4%                55.438        5,987
 45           INTC       Intel Corporation                                          4%               130.750        5,884

              Toiletries/Cosmetics
              _____________________
154           G          The Gillette Company                                       4%                39.188        6,035
                                                                                  ______                         ________
                               Total Investments                                  100%                           $149,350
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 14.

                         Schedule of Investments

                  Life Sciences Select Portfolio Series
                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Biotechnology
              ____________
 83           AMGN       Amgen Inc.                                                3.30%          $ 59.125    $  4,907
 94           BGEN       Biogen, Inc.                                              3.35%            53.000       4,982
 74           CORR       COR Therapeutics, Inc.                                    3.37%            67.844       5,020
 55           CRA        Celera Genomics                                           3.30%            89.250       4,909
108           CHIR       Chiron Corporation                                        3.29%            45.375       4,900
117           ENZN       Enzon, Inc.                                               3.31%            42.125       4,929
110           GENZ       Genzyme Corporation (General Division)                    3.44%            46.500       5,115
 60           HGSI       Human Genome Sciences, Inc.                               3.23%            80.250       4,815
 56           IDPH       IDEC Pharmaceuticals Corporation                          3.33%            88.438       4,953
 90           IMNX       Immunex Corporation                                       3.70%            61.250       5,512
 31           MEDI       MedImmune, Inc.                                           3.24%           155.563       4,822
 53           PDLI       Protein Design Labs, Inc.                                 3.11%            87.313       4,628

              Medical Products
              ____________
 62           ARTC       ArthroCare Corporation                                    3.41%            81.938       5,080
108           CYTC       Cytyc Corporation                                         3.30%            45.563       4,921
 78           GDT        Guidant Corporation                                       3.34%            63.750       4,972
 64           JNJ        Johnson & Johnson                                         3.36%            78.250       5,008
 89           MDT        Medtronic, Inc.                                           3.34%            55.875       4,973
 38           MNMD       MiniMed Inc.                                              3.25%           127.438       4,843
144           RMD        ResMed Inc.                                               3.22%            33.250       4,788
 74           SYK        Stryker Corporation                                       3.34%            67.250       4,976
 69           TECH       Techne Corporation                                        3.29%            71.031       4,901
178           TBA        Thermo BioAnalysis Corporation                            3.33%            27.875       4,962

              Pharmaceuticals
              ____________
 78           BMY        Bristol-Myers Squibb Company                              3.37%            64.250       5,011
 67           INHL       Inhale Therapeutic Systems, Inc.                          3.22%            71.500       4,791
 76           LLY        Eli Lilly and Company                                     3.41%            66.875       5,083
 73           MRK        Merck & Co., Inc.                                         3.30%            67.313       4,914
124           PFE        Pfizer Inc.                                               3.33%            40.000       4,960
125           PCOP       Pharmacopeia, Inc.                                        3.32%            39.500       4,938
 81           QLTI       QLT PhotoTherapeutics Inc. (3)                            3.46%            63.500       5,144
122           SGP        Schering-Plough Corporation                               3.44%            41.938       5,116
                                                                                  _______                     ________
                               Total Investments                                    100%                      $148,873
                                                                                  =======                     ========

_____________

See "Notes to Schedules of Investments" on page 14.

                       Schedule of Investments

             Regional Bank & Thrift Select Portfolio Series
                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Banks
              _____
331           ASO        AmSouth Bancorporation                                    3.36%          $ 15.063    $  4,986
177           BBT        BB&T Corporation                                          3.34%            28.000       4,956
168           CHZ        Chittenden Corporation                                    3.36%            29.688       4,988
149           CYN        City National Corporation                                 3.35%            33.375       4,973
469           CNB        The Colonial BancGroup, Inc.                              3.39%            10.750       5,042
113           CMA        Comerica Incorporated                                     3.31%            43.563       4,923
124           CBH        Commerce Bancorp, Inc.                                    3.31%            39.688       4,921
163           CBSH       Commerce Bancshares, Inc.                                 3.34%            30.438       4,961
312           CFBX       Community First Bankshares, Inc.                          3.33%            15.875       4,953
260           CBSS       Compass Bancshares, Inc.                                  3.34%            19.063       4,956
185           CFR        Cullen/Frost Bankers, Inc.                                3.30%            26.500       4,902
197           FSR        Firstar Corporation                                       3.32%            25.000       4,925
128           FBF        Fleet Boston Financial Corporation                        3.32%            38.500       4,928
255           HU         Hudson United Bancorp                                     3.34%            19.438       4,957
275           KEY        KeyCorp                                                   3.37%            18.188       5,002
 11           MTB        M&T Bank Corporation                                      3.39%           458.000       5,038
275           NFB        North Fork Bancorporation, Inc.                           3.34%            18.063       4,967
157           PFGI       Provident Financial Group, Inc.                           3.38%            32.000       5,024
 85           SIVB       Silicon Valley Bancshares                                 3.20%            55.844       4,747
 86           STI        SunTrust Banks, Inc.                                      3.32%            57.313       4,929
216           TCB        TCF Financial Corporation                                 3.34%            23.000       4,968
121           WFC        Wells Fargo Company                                       3.29%            40.438       4,893
110           ZION       Zions Bancorporation                                      3.34%            45.125       4,964

              Thrifts
              _______
182           ASFC       Astoria Financial Corporation                             3.38%            27.625       5,028
239           CF         Charter One Financial, Inc.                               3.32%            20.625       4,929
253           GPT        GreenPoint Financial Corp.                                3.29%            19.313       4,886
352           PHBK       Peoples Heritage Financial Group, Inc.                    3.39%            14.313       5,038
704           SVRN       Sovereign Bancorp, Inc.                                   3.33%             7.031       4,950
183           WM         Washington Mutual, Inc.                                   3.31%            26.875       4,918
228           WBST       Webster Financial Corporation                             3.30%            21.531       4,909
                                                                                  _______                     ________
                               Total Investments                                    100%                      $148,561
                                                                                  =======                     ========

_____________

See "Notes to Schedules of Investments" on page 14.

                          Schedule of Investments

              America's Leading Brands Portfolio, Series 7
                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________     _____________________________________                               _________         ______       _____________
              Apparel/Retail
              ______________
137           GPS        The Gap, Inc.                                              4%              $ 43.500     $  5,960
190           JNY        Jones Apparel Group, Inc.                                  4%                31.063        5,902

              Beverages
              _________
 87           BUD        Anheuser-Busch Companies, Inc.                             4%                69.000        6,003
163           PEP        PepsiCo, Inc.                                              4%                37.063        6,041

              Entertainment
              _____________
141           DIS        The Walt Disney Company                                    4%                42.500        5,993

              Food
              ____
126           BFO        Bestfoods                                                  4%                47.750        6,017
159           HNZ        H.J. Heinz Company                                         4%                37.250        5,923
124           HSY        Hershey Foods Corporation                                  4%                47.938        5,944
200           KBL        Keebler Foods Company                                      4%                29.688        5,938
346           SLE        Sara Lee Corporation                                       4%                17.000        5,882

              Household Products
              __________________
161           CLX        The Clorox Company                                         4%                37.313        6,007
 95           CL         Colgate-Palmolive Company                                  4%                62.625        5,949
102           KMB        Kimberly-Clark Corporation                                 4%                57.563        5,872
 90           PG         Procter & Gamble Company                                   4%                66.438        5,979

              Pharmaceuticals
              _______________
 93           BMY        Bristol-Myers Squibb Company                               4%                64.250        5,975
 77           JNJ        Johnson & Johnson                                          4%                78.250        6,025
149           PFE        Pfizer Inc.                                                4%                40.000        5,960
146           SGP        Schering-Plough Corporation                                4%                41.938        6,123

              Recreation
              __________
239           CCL        Carnival Corporation                                       4%                24.813        5,930
139           HDI        Harley-Davidson, Inc.                                      4%                43.688        6,073

              Restaurants
              ___________
159           MCD        McDonald's Corporation                                     4%                37.688        5,992
157           SBUX       Starbucks Corporation                                      4%                37.938        5,956

              Technology
              __________
108           DELL       Dell Computer Corporation                                  4%                55.438        5,987
 45           INTC       Intel Corporation                                          4%               130.750        5,884

              Toiletries/Cosmetics
              _____________________
154           G          The Gillette Company                                       4%                39.188        6,035
                                                                                  ______                         ________
                               Total Investments                                  100%                           $149,350
                                                                                  ======                         ========

_____________

See "Notes to Schedules of Investments" on page 14.

                         Schedule of Investments

                     Life Sciences Portfolio Series
                                 FT 423



                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Biotechnology
              ____________
 83           AMGN       Amgen Inc.                                                3.30%          $ 59.125    $  4,907
 94           BGEN       Biogen, Inc.                                              3.35%            53.000       4,982
 74           CORR       COR Therapeutics, Inc.                                    3.37%            67.844       5,020
 55           CRA        Celera Genomics                                           3.30%            89.250       4,909
108           CHIR       Chiron Corporation                                        3.29%            45.375       4,900
117           ENZN       Enzon, Inc.                                               3.31%            42.125       4,929
110           GENZ       Genzyme Corporation (General Division)                    3.44%            46.500       5,115
 60           HGSI       Human Genome Sciences, Inc.                               3.23%            80.250       4,815
 56           IDPH       IDEC Pharmaceuticals Corporation                          3.33%            88.438       4,953
 90           IMNX       Immunex Corporation                                       3.70%            61.250       5,512
 31           MEDI       MedImmune, Inc.                                           3.24%           155.563       4,822
 53           PDLI       Protein Design Labs, Inc.                                 3.11%            87.313       4,628

              Medical Products
              ____________
 62           ARTC       ArthroCare Corporation                                    3.41%            81.938       5,080
108           CYTC       Cytyc Corporation                                         3.30%            45.563       4,921
 78           GDT        Guidant Corporation                                       3.34%            63.750       4,972
 64           JNJ        Johnson & Johnson                                         3.36%            78.250       5,008
 89           MDT        Medtronic, Inc.                                           3.34%            55.875       4,973
 38           MNMD       MiniMed Inc.                                              3.25%           127.438       4,843
144           RMD        ResMed Inc.                                               3.22%            33.250       4,788
 74           SYK        Stryker Corporation                                       3.34%            67.250       4,976
 69           TECH       Techne Corporation                                        3.29%            71.031       4,901
178           TBA        Thermo BioAnalysis Corporation                            3.33%            27.875       4,962

              Pharmaceuticals
              ____________
 78           BMY        Bristol-Myers Squibb Company                              3.37%            64.250       5,011
 67           INHL       Inhale Therapeutic Systems, Inc.                          3.22%            71.500       4,791
 76           LLY        Eli Lilly and Company                                     3.41%            66.875       5,083
 73           MRK        Merck & Co., Inc.                                         3.30%            67.313       4,914
124           PFE        Pfizer Inc.                                               3.33%            40.000       4,960
125           PCOP       Pharmacopeia, Inc.                                        3.32%            39.500       4,938
 81           QLTI       QLT PhotoTherapeutics Inc. (3)                            3.46%            63.500       5,144
122           SGP        Schering-Plough Corporation                               3.44%            41.938       5,116
                                                                                  _______                     ________
                               Total Investments                                    100%                      $148,873
                                                                                  =======                     ========

_____________

See "Notes to Schedules of Investments" on page 14.

                       Schedule of Investments

               Regional Bank & Thrift Portfolio, Series 3
                                 FT 423


                    At the Opening of Business on the
                 Initial Date of Deposit-April 12, 2000


                                                                                   Percentage     Market      Cost of
Number        Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________     _____________________________________                                _________      ______      _____________
              Banks
              _____
331           ASO        AmSouth Bancorporation                                    3.36%          $ 15.063    $  4,986
177           BBT        BB&T Corporation                                          3.34%            28.000       4,956
168           CHZ        Chittenden Corporation                                    3.36%            29.688       4,988
149           CYN        City National Corporation                                 3.35%            33.375       4,973
469           CNB        The Colonial BancGroup, Inc.                              3.39%            10.750       5,042
113           CMA        Comerica Incorporated                                     3.31%            43.563       4,923
124           CBH        Commerce Bancorp, Inc.                                    3.31%            39.688       4,921
163           CBSH       Commerce Bancshares, Inc.                                 3.34%            30.438       4,961
312           CFBX       Community First Bankshares, Inc.                          3.33%            15.875       4,953
260           CBSS       Compass Bancshares, Inc.                                  3.34%            19.063       4,956
185           CFR        Cullen/Frost Bankers, Inc.                                3.30%            26.500       4,902
197           FSR        Firstar Corporation                                       3.32%            25.000       4,925
128           FBF        Fleet Boston Financial Corporation                        3.32%            38.500       4,928
255           HU         Hudson United Bancorp                                     3.34%            19.438       4,957
275           KEY        KeyCorp                                                   3.37%            18.188       5,002
 11           MTB        M&T Bank Corporation                                      3.39%           458.000       5,038
275           NFB        North Fork Bancorporation, Inc.                           3.34%            18.063       4,967
157           PFGI       Provident Financial Group, Inc.                           3.38%            32.000       5,024
 85           SIVB       Silicon Valley Bancshares                                 3.20%            55.844       4,747
 86           STI        SunTrust Banks, Inc.                                      3.32%            57.313       4,929
216           TCB        TCF Financial Corporation                                 3.34%            23.000       4,968
121           WFC        Wells Fargo Company                                       3.29%            40.438       4,893
110           ZION       Zions Bancorporation                                      3.34%            45.125       4,964

              Thrifts
              _______
182           ASFC       Astoria Financial Corporation                             3.38%            27.625       5,028
239           CF         Charter One Financial, Inc.                               3.32%            20.625       4,929
253           GPT        GreenPoint Financial Corp.                                3.29%            19.313       4,886
352           PHBK       Peoples Heritage Financial Group, Inc.                    3.39%            14.313       5,038
704           SVRN       Sovereign Bancorp, Inc.                                   3.33%             7.031       4,950
183           WM         Washington Mutual, Inc.                                   3.31%            26.875       4,918
228           WBST       Webster Financial Corporation                             3.30%            21.531       4,909
                                                                                  _______                     ________
                               Total Investments                                    100%                      $148,561
                                                                                  =======                     ========

_______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on April 11, 2000. Each Select Portfolio Series has a Mandatory Termination Date of October 12, 2001. Each Portfolio Series has a Mandatory Termination Date of April 15, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally

Page 14

determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        ______
America's Leading Brands Select Portfolio Series          $149,447         $ (97)
Life Sciences Select Portfolio Series                      149,164          (291)
Regional Bank & Thrift Select Portfolio Series             148,771          (210)
America's Leading Brands Portfolio, Series 7               149,447           (97)
Life Sciences Portfolio Series                             149,164          (291)
Regional Bank & Thrift Portfolio, Series 3                 148,771          (210)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 423, consists of six separate portfolios set forth below:

- America's Leading Brands Select Portfolio Series
- Life Sciences Select Portfolio Series
- Regional Bank & Thrift Select Portfolio Series
- America's Leading Brands Portfolio, Series 7
- Life Sciences Portfolio Series
- Regional Bank & Thrift Portfolio, Series 3

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.


America's Leading Brands Select Portfolio Series and America's Leading Brands Portfolio, Series 7 each consist of a portfolio of common stocks of companies in the consumer products industry. Almost every American is familiar with brand name companies like Walt Disney, Gillette and McDonald's. They are household names, whose products can be found in almost every home across the country. This is also increasingly becoming the case overseas as more markets open in developing countries. Typically, leading brands companies have large advertising budgets and strong research and development enabling them to further expand into new markets. Today's consumer environment is becoming increasingly competitive, placing a stronger emphasis on establishing a powerful global brand. In any given year, thousands of new products in all categories from toothpaste to bleach inundate the marketplace. By marketing aggressively both domestically and internationally, these blue-chip companies are able to establish a widely recognized brand name in an effort to attain market dominance.


Considering that the United States and Canada together make up approximately 5% of the world's population, it is evident that there are abundant opportunities for consumer products overseas. Realizing this, leading companies have been expanding into many untapped foreign markets where the growth rates in per capita income and spending are forecasted to outpace those of developed countries over the next decade. The companies in the America's Leading Brands Portfolios have been chosen for their financial strength and market dominance, competitive advantages, skilled management and essential products and services.

Consider the following factors:

- U.S. consumer goods companies are increasing their foreign advertising spending. In fact, the top ten companies increased their ad spending outside the United States a combined $663 million between 1997 and 1998 [Advertising Age].

- Relaxed trade agreements and improved political climates are opening more markets for producers of leading brand name products.

- Generally, consumer goods companies perform well, even during uncertain economic times, since their products and services typically remain in demand.

- Consumer goods companies continue to introduce new products in an effort to better serve more markets. Nonfood new product introductions increased from 5,070 products in 1995 to 6,940 products in 1998
[Standard & Poor's Industry Survey].

- Some 80% of the world's population is in developing countries, which represents a potential growth opportunity [Standard & Poor's Industry Survey].

Life Sciences Select Portfolio Series and Life Sciences Portfolio Series each consist of a portfolio of common stocks of companies in the healthcare industry. Healthcare currently represents the single largest sector within the U.S. economy. In 1999, expenditures for the entire industry were approximately $1.2 trillion and the Health Care Financing Administration predicts this total will top $2 trillion by 2008.

The healthcare industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the ever-growing and aging population. These discoveries have improved the quality of life, and also the life expectancy of millions. More recent research relating to areas such as genomics, are providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable.

Medical Products & Supplies. According to the American Hospital
Association (AHA), over half of all surgeries performed in U.S.
community hospitals are done on an outpatient basis. Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient surgery. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.

Pharmaceuticals. U.S. pharmaceutical companies sold an estimated $134 billion of prescription drugs in 1999, up from approximately $125 billion in 1998. Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

Biotechnology. We believe the essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, involving genetically engineered human insulin, nearly 100 products have come to market. Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- U.S. citizens who are 65 and older represent around 15% of the nation's total population, but account for approximately one-third of total healthcare costs [Standard & Poor's Industry Survey]. In light of the aging baby boomer population, we believe demand for healthcare products has the potential to remain strong in coming years.

- U.S. medical equipment manufacturers generate approximately half of their revenues outside of the United States. As a result, many companies have begun to relocate production and R&D facilities overseas in order to reduce costs and better serve foreign markets [Standard & Poor's Industry Survey].

- Mergers, acquisitions and partnerships are viewed as an effective means of achieving growth in the healthcare industry in light of high research and development costs.

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help pharmaceutical and biotechnology companies grow their businesses.

Regional Bank & Thrift Select Portfolio Series and Regional Bank & Thrift Portfolio, Series 3 each consist of a portfolio of common stocks of regional banks and thrifts.

It wasn't that long ago that the United States was facing a potential banking crisis that extended all the way from a major bailout of the savings and loan industry to losses sustained in the junk bond market. Today, the banking industry is showing greatly improved health. In fact, there were only three domestic bank failures in 1998, compared to 221 in 1988. A strong economy, relatively low interest rates, and favorable regulatory changes in interstate banking laws have all contributed to the healthy banking environment we have today.

In order to compete in this market, banks are placing a greater emphasis on increasing "top-line" revenues. The need to supplement interest income with fee income from non-traditional products, like brokerage services, could inspire some banks to partner with firms that have securities underwriting capabilities. We believe that consolidation activity, along with attractive valuations, and improving fundamentals within the industry, have created a unique opportunity for investors seeking above-average growth potential.

Industry Consolidation. Thousand of smaller banks try to compete on equal grounds with the larger banks in terms of pricing and service. Yet because the larger banks also reach into the smaller communities, small banks are finding it tougher to compete. As a result of this intense competition, merger and acquisition activity has increased. With the recent overturn of the Glass-Steagall Act, companies throughout the banking industry face fewer regulatory barriers to using consolidation as a way to compete more effectively, expand market share, and implement new growth strategies.

Consider the following factors:

- U.S. commercial bank assets continue to grow. Although the number of banks has decreased since 1989, assets have grown from $3.3 trillion at that time, to $5.4 trillion by the end of 1998 [Standard & Poor's
Industry Survey].

- The banking industry is generally healthy due to a strong economy, relatively low interest rates, and favorable regulatory changes.

- With the overturn of the Glass-Steagall Act, firms can now create "financial supermarkets" that offer traditional banking, insurance underwriting, securities underwriting, investment brokerage and merchant banking.

- Though the number of FDIC-insured banks declined by approximately 16% from 1994 to 1998, the level of competition in the banking industry has intensified. Money center and super-regional banks are setting the tone by moving towards one-stop shopping [Standard & Poor's Industry Survey].

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. Because more than 25% of the America's Leading Brands Portfolios are invested in consumer products companies, these Trusts are considered to be concentrated in the consumer products industry. A portfolio concentrated in a single industry may present more risks than a portfolio broadly diversified over several industries. General risks of these companies include cyclicality of revenues and earnings, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Industry. The Regional Bank & Thrift Portfolios are considered to be concentrated in banks and thrifts. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.


Healthcare Industry. The Life Sciences Portfolios are considered to be concentrated in healthcare companies involved in medical supplies, drugs, biotech, managed care and services management. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary with the purchase price of your Units. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. This initial sales charge is actually the difference between the maximum sales charge (3.25% of the Public Offering Price for each Select Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.


Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for each Select Portfolio Series or $.07 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from November 20, 2000 through March 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.5% of the Public Offering Price for each Portfolio Series.


If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent April 30, commencing April 30, 2001, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.


For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after April 30, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                Additional
(in millions):                       Concession:
_________________                    ___________
$1 but less than $10                 .20%
$10 or more                          .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value during the life of such Trust. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than .75% for the Select Portfolio Series or more than 2.75% for the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).


Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one

Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.

However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc.

and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                   FIRST TRUST (registered trademark)

            AMERICA'S LEADING BRANDS SELECT PORTFOLIO SERIES
                  LIFE SCIENCES SELECT PORTFOLIO SERIES
             REGIONAL BANK & THRIFT SELECT PORTFOLIO SERIES
              AMERICA'S LEADING BRANDS PORTFOLIO, SERIES 7
                     LIFE SCIENCES PORTFOLIO SERIES
               REGIONAL BANK & THRIFT PORTFOLIO, SERIES 3
                                 FT 423

                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-33520) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102

     e-mail address: publicinfo@sec.gov


                             April 12, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 423 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated April 12, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentrations
   Consumer Products                                           2
   Financial Services                                          2
   Healthcare                                                  4
Portfolios
   America's Leading Brands                                    4
   Life Sciences                                               6
   Regional Bank & Thrift                                      8

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Consumer Products. An investment in the America's Leading Brands Portfolios should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in Units of the Regional Bank & Thrift Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Healthcare. An investment in Units of the Life Sciences Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Portfolios

Equity Securities Selected for America's Leading Brands Select Portfolio
         Series and America's Leading Brands Portfolio, Series 7

Both the America's Leading Brands Select Portfolio Series and the
America's Leading Brands Portfolio, Series 7 contain common stocks of the following companies:


Apparel/Retail
_____________



The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."



Jones Apparel Group, Inc., headquartered in Bristol, Pennsylvania, designs, contracts for the manufacture of, and markets a broad range of primarily better-priced women's suits, dresses and sportswear. The company also sells clothing through "Jones" factory outlet stores and full-price retail stores.



Beverages
_________



Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.



PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Entertainment
_____________



The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.



Food
____



Bestfoods, headquartered in Englewood Cliffs, New Jersey, with subsidiaries, produces a variety of food products, including mayonnaise, corn oil, margarine, peanut butter, sweet baked goods, breads, pasta, soups, bouillons and sauces. Bestfoods (formerly CPC International) is one of the nation's most international food companies, with operations in more than 60 countries.



H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.



Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.



Keebler Foods Company, headquartered in Elmhurst, Illinois, is the second largest cookie and cracker manufacturer in the United States. The company also makes and sells ice cream cones, pie crusts and custom-baked products for other companies. Keebler markets a majority of its products under well-recognized brands such as "Keebler," "Cheez-It" and "Carr's."



Sara Lee Corporation, headquartered in Chicago, Illinois, manufactures, markets and distributes packaged food, packaged consumer goods, and household and personal care products throughout the world. The company's products include "Sara Lee" food items, "Jimmy Dean" packaged meats, "Coach" leatherware, "Hanes" clothing and hosiery and "Champion" activewear.



Household Products
__________________



The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S," "STP," "Scoop Away" and "Tilex."



Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.



Pharmaceuticals
_______________



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.



Recreation
__________



Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.



Restaurants
___________



McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.



Starbucks Corporation, headquartered in Seattle, Washington, buys and roasts whole bean coffees and sells its own brand of specialty coffee. The company has retail operations in North America and the Pacific Rim. The company also produces and sells the bottled "Frappucino" coffee drink and a line of ice creams.



Technology
__________



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Toiletries/Cosmetics
____________________



The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.


Equity Securities Selected for Life Sciences Select Portfolio Series and
                     Life Sciences Portfolio Series

Both the Life Sciences Select Portfolio Series and the Life Sciences Portfolio Series contain common stocks of the following companies:


Biotechnology
_____________



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.



Celera Genomics, headquartered in Rockville, Maryland, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.




Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.



Medical Products
________________



ArthroCare Corporation, headquartered in Sunnyvale, California, designs, develops, makes and markets medical devices for use in arthroscopic and orthopedic procedures. The company's "Coblation"-based tools are designed to allow surgeons to operate on soft tissue with a high degree of precision and accuracy, and with minimal damage to surrounding tissues.



Cytyc Corporation, headquartered in Boxborough, Massachusetts, designs, develops, makes and sells the "ThinPrep" sample preparation system for the automated preparation of microscope slides of cervical cell specimens for use in cervical cancer screening, as well as for the preparation of non-gynecological cell specimens.



Guidant Corporation, headquartered in Indianapolis, Indiana, is a leading provider of medical devices for use in cardiac rhythm management, vascular intervention and other forms of minimally invasive surgery; and implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The company develops and markets a broad range of products used to treat cardiovascular and vascular disease.



Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.



MiniMed Inc., headquartered in Sylmar, California, develops, makes and markets medical devices for drug delivery and monitoring patients with diabetes and other medical conditions. The company's goal is to create a true artificial pancreas and supports an extensive research and development program and is developing an implantable insulin pump as well as a continuous glucose sensor.



ResMed Inc., headquartered in San Diego, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.



Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.



Techne Corporation, headquartered in Minneapolis, Minnesota, develops and makes biotechnology products and hematology calibrators and controls.



Thermo BioAnalysis Corporation, headquartered in Santa Fe, New Mexico, designs, makes and markets instruments and information management systems for use in biochemical research and production, as well as in clinical diagnostics. The company's products include life sciences instrumentation, consumables and information management systems for use in biochemical research and production, as well as in clinical diagnostics.



Pharmaceuticals
_______________



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



Inhale Therapeutic Systems, Inc., headquartered in San Carlos,
California, researches and develops a non-invasive pulmonary drug delivery system applicable to peptides, proteins and other macromolecules currently delivered by injection.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery.
The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



QLT PhotoTherapeutics Inc., headquartered in Vancouver, British
Columbia, Canada, develops and commercializes proprietary pharmaceutical products for photodynamic therapy, which uses light-activated drugs for the treatment of cancer, diseases of the eye and other medical conditions.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


 Equity Securities Selected for Regional Bank & Thrift Select Portfolio
        Series and Regional Bank & Thrift Portfolio, Series 3

Both the Regional Bank & Thrift Select Portfolio Series and the Regional Bank & Thrift Portfolio, Series 3 contain common stocks of the following companies:


Banks
_____



AmSouth Bancorporation, headquartered in Birmingham, Alabama, through wholly-owned AmSouth Bank, operates a retail and commercial banking and trust business through offices in four states. Operations are divided into three segments: consumer banking, commercial banking and capital management, which offer trust, investment management and corporate trustee services.



BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.



Chittenden Corporation, headquartered in Burlington, Vermont, through subsidiaries, conducts a general commercial banking business in Vermont and Massachusetts. The company offers a broad range of financial products and services, including deposit accounts and services;
commercial, consumer and public sector loans; and investment and trust services to businesses, individuals and the public sector.



City National Corporation, headquartered in Beverly Hills, California, a holding company for City National Bank, serves professional and business borrowers and associated individuals with commercial banking and fiduciary needs.



The Colonial BancGroup, Inc., headquartered in Montgomery, Alabama, conducts a general commercial banking business through offices in six states and operates a retail and wholesale mortgage banking business. The company, through its wholly-owned banking subsidiary, Colonial Bank, conducts a general commercial banking business in its respective service areas.



Comerica Incorporated, headquartered in Detroit, Michigan, conducts a general commercial banking business primarily in four states. Business conducted includes corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.



Commerce Bancorp, Inc., headquartered in Cherry Hill, New Jersey, operates a banking business through branch offices serving New Jersey and Pennsylvania. The company's wholly-owned banking subsidiaries provide retail and commercial banking services and products.



Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.



Community First Bankshares, Inc., headquartered in Fargo, North Dakota, through subsidiaries, conducts a banking business in nine states. The company also offers trust and insurance services. The company also owns and operates insurance agencies which sell property and casualty insurance and make some sales of other types of insurance, such as life, accident and crop hail insurance.



Compass Bancshares, Inc., headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in four states.



Cullen/Frost Bankers, Inc., headquartered in San Antonio, Texas, conducts a banking business through offices across Texas. The company also operates a general insurance agency and provides discount brokerage services.



Firstar Corporation, headquartered in Milwaukee, Wisconsin, is the holding company for Firstar Bank. The company offers banking, trust, investment, insurance and securities brokerage services. The company also operates a consumer finance company and an investment advisory firm.




Fleet Boston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.

Hudson United Bancorp, headquartered in Mahwah, New Jersey, is a multi-state bank holding company which conducts a general banking business through branches in New Jersey, Connecticut and New York.



KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a commercial and retail banking business through numerous full-service banking offices in various states. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.



M&T Bank Corporation, headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York, Pennsylvania and The Bahamas. The company is a bank holding company that operates through two wholly-owned bank subsidiaries: Manufacturers and Traders Trust Co. (M&T Bank) and M&T Bank, National Association (M&T Bank, N.A.).



North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.



Provident Financial Group, Inc., headquartered in Cincinnati, Ohio, conducts a banking and trust business through offices in three states; provides trust, custodial, asset management and securities brokerage; and also conducts equipment leasing.



Silicon Valley Bancshares, headquartered in Santa Clara, California, through wholly-owned Silicon Valley Bank, operates a general banking business through offices in ten states. The company is the holding company for Silicon Valley Bank which is a full-service commercial bank.



SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.



TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.



Wells Fargo Company, headquartered in San Francisco, California, operates a general banking business in a number of states and operates mortgage banking offices throughout the United States. The company also provides consumer finance services throughout the United States and in Canada, the Caribbean, Central America and Guam; and offers various other financial services.



Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in seven states. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.



Thrifts
_______



Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.



Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.



GreenPoint Financial Corp., headquartered in New York, New York, conducts a savings bank business through branches in the New York City metropolitan area. The company also offers lending programs, development opportunities and mortgage banking.




Peoples Heritage Financial Group, Inc., headquartered in Portland, Maine, conducts a general banking business through offices in four states. The company also leases equipment and provides financial planning and securities brokerage activities.



Sovereign Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, conducts a banking business through banking offices serving the eastern Pennsylvania, northern Delaware and New Jersey areas.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.



Webster Financial Corporation, headquartered in Waterbury, Connecticut, through wholly-owned Webster Bank, provides consumer, mortgage and commercial banking services to individuals and businesses through banking offices and commercial banking centers in Connecticut. The company also provides insurance, trust and investment management services.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits




                               S-1
                           SIGNATURES

     The Registrant, FT 423, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; and FT 412 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 423, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 12, 2000.

                              FT 423

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   April 12, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated April 12, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-33520) and related Prospectus of FT 423.



                                               ERNST & YOUNG LLP


Chicago, Illinois
April 12, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 423 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6